FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2012

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit No.

1.	Supplement for Financial Highlights—Nine months ended December 31, 2011

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-169682) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 8, 2012	By:	/s/ Shinji Iwai
	Name:	Shinji Iwai
	Title:	Senior Managing Director

Presentation of Financial and Other Information

As used in this Form 6-K, references to “Nomura” or “NHI” are to Nomura Holdings, Inc. and its consolidated entities.

Unless otherwise stated, references in this Form 6-K to “yen” are to Japanese yen. Amounts shown in this Form 6-K have been rounded to the nearest indicated digit unless otherwise specified. In tables and paragraphs with rounded figures, sums may not add up due to rounding.

Except as otherwise indicated, all financial information with respect to Nomura presented in this Form 6-K is presented on an unaudited consolidated basis in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Supplement for Financial Highlights—Nine months ended December 31, 2011

Nomura reported net revenue of 1,036.9 billion yen, income before income taxes of 24.2 billion yen, and net loss attributable to NHI shareholders of 10.5 billion yen for the nine months ended December 31, 2011. Basic and diluted-net loss attributable to NHI shareholders per share were both 2.89 yen. Annualized return on shareholders’ equity1 was negative 0.7%.

i.)	Financial position

As of December 31, 2011, Nomura’s total capital ratio2 was 15.5% and its Tier 1 capital ratio2 was 12.9%. Nomura had total assets of 33.5 trillion yen, a decrease of 3.2 trillion yen compared to March 31, 2011, due primarily to decreases in Trading assets, Securities borrowed, Securities purchased under agreements to resell, and etc. Total liabilities as of December 31, 2011 were 31.1 trillion yen, a decrease of 3.5 trillion yen compared to March 31, 2011, due primarily to decreases in Trading liabilities, Securities sold under agreements to repurchase, Securities loaned, and etc. Total equity as of December 31, 2011 was 2.3 trillion yen, an increase of 256.0 billion yen compared to March 31, 2011, due primarily to increase in Noncontrolling interests. Leverage ratio as of December 31, 2011 was 16.2 times and adjusted leverage ratio3 was 10.1 times.

[1]	Annualized return on shareholders’ equity is a ratio of net income (loss) attributable to NHI shareholders to total NHI shareholders’ equity multiplied by four thirds.
[2]	These ratios represent preliminary estimates as of the date of this supplement release and may be revised in Nomura’s Quarterly Securities Report on Form 6-K for the period ended December 31, 2011.
In April 2011, Nomura has been assigned as saishu shitei oyagaisha (an “Ultimate Designated Parent Company”) who must calculate consolidated regulatory capital adequacy ratio according to “the Criteria for judging the appropriateness of capital adequacy status of Ultimate Designated Parent Company and its affiliates in the context of their own asset holdings, etc.” (the “Upstream Consolidated Regulatory Capital Notice”) Nomura currently calculates Basel 2.5 based consolidated regulatory capital adequacy ratio in accordance with the Upstream Consolidated Regulatory Capital Notice. Total capital ratio and Tier 1 capital ratio are non-GAAP financial measures that Nomura considers to be useful measures that Nomura and investors use to assess financial position.
[3]

Adjusted leverage ratio is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. Adjusted leverage ratio equals total assets less securities purchased under agreements to resell and securities borrowed divided by total NHI shareholders’ equity.

ii.)	Expenses

Non-interest expenses for the nine months ended December 31, 2011 increased by 30.6% from the same period in the prior fiscal year to 1.0 trillion yen.

iii.)	Capital and Other Balance Sheet Metrics

As of December 31, 2011, total NHI shareholders’ equity was 2.1 trillion yen, which represented a decrease of 21.3 billion yen compared to March 31, 2011.

Level 3 assets (net)4 were approximately 0.7 trillion yen as of December 31, 2011.

iv.)	Value at Risk

Value at risk5 as of December 31, 2011 was 6.4 billion yen, which represents a 1.6% increase compared to March 31, 2011.

v.)	Cash Dividends

	For the year ended March 31
	2011	2012	2012 (Plan)
	(Yen amounts)
Dividends per share
dividends record dates
At June 30	—	—	—
At September 30	4.00	4.00	—
At December 31	—	—	—
At March 31	4.00	—	Unconfirmed
For the year	8.00	—	Unconfirmed

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts. Fiscal year 2012 Q4 dividend amount is not presented for the reasons stated above.

vi.)	Number of employees

As of December 31, 2011, Nomura had 34,933 employees globally (Japan: 21,930, Europe: 4,143, Americas: 2,466, Asia-Pacific (including Powai office in India): 6,394).

[4]	This amount represents a preliminary estimate as of the date of this supplement release and may be revised in Nomura’s Quarterly Securities Report on Form 6-K for the period ended December 31, 2011.
Level 3 assets (net) is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. The level 3 assets (net) equals level 3 assets after netting off derivative assets and liabilities.
[5]	Value at risk is defined at 99% confidence level (2.33 standard deviations). Time horizon for outstanding portfolio is 1 day. Inter-product price fluctuations are considered.

vii.)	Others

(1)	Changes in Significant Subsidiaries during the Period

In May 2011, Nomura increased its stake in Nomura Land and Building Co., Ltd. (“NLB”) by acquiring additional NLB shares and thereby made it a subsidiary. As a result, Nomura Real Estate Holdings, Inc., a subsidiary of NLB, became a Specified Subsidiary of Nomura. Due to this business combination with NLB, income before income taxes for the three months ended June 30, 2011 increased by 24.3 billion yen. In addition, through share exchange in July 2011, NLB became a wholly owned subsidiary of Nomura.

(2)	Changes in Accounting Policies

Not applicable.

Further, during the three months ended June 30, 2011, an insurance company became a subsidiary of Nomura (“insurance subsidiary”). Nomura measures the non-trading securities that are held by the insurance subsidiary at fair value, with changes in fair value recognized through other comprehensive income (loss) after tax effects are adjusted.

Nine months ended December 31, 2011—Business Highlights

Net revenue was 1,036.9 billion yen, an increase of 24.7% from the same period of the prior fiscal year. Non-interest expenses were 1,012.7 billion yen, an increase of 30.6% compared to the same period of the prior fiscal year. Income before income taxes was 24.2 billion yen.

•

Net revenue in Retail was 257.9 billion yen, a decrease of 12.9% from the same period of the prior fiscal year. The primary factor for the decrease in net revenue was decreasing commissions for distribution of investment trusts and brokerage commissions.

•

Net revenue in Asset Management was 50.1 billion yen, an increase of 1.7% compared to the same period of the prior fiscal year. Assets under management as of December 31, 2011 were 22.6 trillion yen, a decrease of 2.1 trillion yen from 24.7 trillion yen as of March 31, 2011.

•

Net revenue in Wholesale was 396.7 billion yen, a decrease of 10.7% compared to the same period of the prior fiscal year. The primary factor for the decrease in net revenue was a decrease in net gain on trading.

•	Nomura maintained Tier 1 capital ratio[6] of 12.9% as of December 31, 2011.

[6]	This ratio represents a preliminary estimate as of the date of this supplement release and may be revised in Nomura’s Quarterly Securities Report on Form 6-K for the period ended December 31, 2011.
In April 2011, Nomura has been assigned as saishu shitei oyagaisha (an “Ultimate Designated Parent Company”) who must calculate consolidated regulatory capital adequacy ratio according to “the Criteria for judging the appropriateness of capital adequacy status of Ultimate Designated Parent Company and its affiliates in the context of their own asset holdings, etc.” (the “Upstream Consolidated Regulatory Capital Notice”) Nomura currently calculates Basel 2.5 based consolidated regulatory capital adequacy ratio in accordance with the Upstream Consolidated Regulatory Capital Notice. Tier 1 capital ratio is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position.

Business Segment Information

Retail

Net revenue in Retail for the nine months ended December 31, 2011 was 257.9 billion yen, a 12.9% decrease from the same period of the prior fiscal year. The primary factor for the decrease in net revenue was decreasing commissions for distribution of investment trusts and brokerage commissions. Non-interest expenses increased by 1.1% to 215.0 billion yen. As a result, income before income taxes decreased by 48.7% to 42.8 billion yen.

Retail client assets as of December 31, 2011 were 65.0 trillion yen, comprised of 31.8 trillion yen in equities, 5.9 trillion yen in foreign currency bonds, 12.7 trillion yen in domestic bonds, 6.9 trillion yen in stock investment trusts, 4.2 trillion yen in bond investment trusts, 1.4 trillion yen in overseas mutual funds, and 2.1 trillion yen in other7.

Operating Results of Retail

	Billions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2011 (A)	December 31, 2010 (B)
Net revenue	257.9	296.2	(12.9)
Non-interest expenses	215.0	212.7	1.1

Income (loss) before income taxes	42.8	83.5	(48.7)

Asset Management

Net revenue increased by 1.7% from the same period of the prior fiscal year to 50.1 billion yen. Non-interest expenses decreased by 5.1% to 33.7 billion yen. As a result, income before income taxes increased by 19.4% to 16.4 billion yen. Assets under management were 22.6 trillion yen as of December 31, 2011, decreased by 2.1 trillion yen from March 31, 2011.

In addition, Nomura Asset Management’s share of public investment trust market in Japan as of December 31, 2011 was 22.0%8,9. Market share in Japan for public stock investment trusts was 17%8,9, while market share for public bond investment trusts was 43%8,9.

Operating Results of Asset Management

	Billions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2011 (A)	December 31, 2010 (B)
Net revenue	50.1	49.2	1.7
Non-interest expenses	33.7	35.5	(5.1)

Income (loss) before income taxes	16.4	13.7	19.4

Note:	Nomura Bank (Luxembourg) S.A. in Asset Management was integrated to Other business in April 2011. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

[7]	Includes annuity insurance.
[8]	Nomura Asset Management Co., Ltd. only.
[9]	Source: The Investment Trusts Association, Japan.

Wholesale

Net revenue decreased by 10.7% to 396.7 billion yen from the same period of the prior fiscal year. Non-interest expenses decreased by 4.3% to 446.8 billion yen. As a result, loss before income taxes was 50.1 billion yen.

Operating Results of Wholesale

	Billions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2011 (A)	December 31, 2010 (B)
Net revenue	396.7	444.2	(10.7)
Non-interest expenses	446.8	466.9	(4.3)

Income (loss) before income taxes	(50.1)	(22.7)	—

Within Wholesale, Global Markets net revenue decreased by 15.8% to 321.4 billion yen from the same period of the prior fiscal year. Non-interest expenses decreased by 4.8% to 355.9 billion yen. As a result, loss before income taxes was 34.5 billion yen. In Investment Banking, net revenue increased by 20.7% to 75.3 billion yen from the same period of the prior fiscal year and non-interest expenses decreased by 2.3% to 91.0 billion yen, resulting in loss before income taxes of 15.7 billion yen.

Other Operating Results

Net revenue was 338.3 billion yen. Income before income taxes was 21.2 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2011 (A)	December 31, 2010 (B)
Net revenue	338.3	55.5	509.0
Non-interest expenses	317.1	60.4	425.1

Income (loss) before income taxes	21.2	(4.9)	—

Segment Information—Operating Segment (UNAUDITED)

	Millions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2011 (A)	December 31, 2010 (B)
Net revenue
Business segment information:
Retail	257,882	296,194	(12.9)
Asset Management	50,095	49,237	1.7
Wholesale	396,727	444,188	(10.7)

Subtotal	704,704	789,619	(10.8)
Other	338,288	55,545	509.0

Net revenue	1,042,992	845,164	23.4

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(6,101)	(13,850)	—

Net revenue	1,036,891	831,314	24.7

Non-interest expenses
Business segment information:
Retail	215,040	212,673	1.1
Asset Management	33,693	35,495	(5.1)
Wholesale	446,839	466,908	(4.3)

Subtotal	695,572	715,076	(2.7)
Other	317,120	60,396	425.1

Non-interest expenses	1,012,692	775,472	30.6

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	1,012,692	775,472	30.6

Income (loss) before income taxes
Business segment information:
Retail	42,842	83,521	(48.7)
Asset Management	16,402	13,742	19.4
Wholesale	(50,112)	(22,720)	—

Subtotal	9,132	74,543	(87.7)
Other*	21,168	(4,851)	—

Income (loss) before income taxes	30,300	69,692	(56.5)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(6,101)	(13,850)	—

Income (loss) before income taxes	24,199	55,842	(56.7)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2011 (A)	December 31, 2010 (B)
Net gain (loss) related to economic hedging transactions	10,453	4,377	138.8
Realized gain (loss) on investments in equity securities held for operating purposes	182	(72)	—
Equity in earnings of affiliates	6,746	3,736	80.6
Corporate items	(24,511)	(12,642)	—
Others	28,298	(250)	—

Total	21,168	(4,851)	—

Note: Certain reclassifications of previously reported amounts have been made to conform to the current period presentation.

Changes in Tax Laws

On December 2, 2011, the “Act to partially revise the Income Tax Act and others in order to construct a tax system corresponding to changes in the structure of economic system” (Act No. 114 of 2011) (the “Act 114”) was promulgated. Under the Act 114, effective from the fiscal year beginning on or after April 1, 2012, the corporate income tax rate will be reduced from 30% to 25.5% and the use of operating loss carryforwards for tax purposes will be limited to 80% of the current year taxable income before deducting operating loss carryforwards for tax purposes. Also, on December 2, 2011, the “Special measures act to secure the financial resources required to implement policy on restoration after the Great East Japan Earthquake” (Act No. 117 of 2011) (the “Act 117”) was promulgated. Under the Act 117, effective for three fiscal years from April 1, 2012 to March 31, 2015, the Special Reconstruction Corporate Tax will be imposed on the companies, which will be calculated by multiplying the base corporate income tax by 10%. As a result, the domestic statutory tax rates to calculate deferred tax assets and liabilities will be 38% for the next three years and 36% thereafter.

Due to these revisions, income tax expenses increased by 5.5 billion yen and net income attributable to NHI shareholders decreased by 13.3 billion yen for the three months ended December 31, 2011.

RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION THEREOF

The following table sets forth the ratio of earnings to fixed charges of Nomura for the nine months ended December 31, 2011, in accordance with U.S. GAAP.

Millions of yen
For the nine months ended December 31, 2011
Earnings:
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	¥22,223
Add: Fixed charges	249,467
Distributed income of equity investees	4,427

Earnings as defined	¥276,117

Fixed charges	¥249,467
Ratio of earnings to fixed charges[10]	1.1

[10]

For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income (loss) before adjustment for income or loss from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.

Disclaimers

•	This document is produced by Nomura. Copyright 2011 Nomura Holdings, Inc. All rights reserved.

•

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

•

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

•

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

•

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only Nomura’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside Nomura’s control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

•

The review process of the quarterly consolidated financial statements for this period has not been completed by the independent auditors at the point of disclosing this Supplement for Financial Highlights. As a result of such review, certain of the information set forth herein could be subject to revision, possibly material, in Nomura’s Quarterly Securities Report on Form 6-K for the period ended December 31, 2011, an English translation of which Nomura plans to furnish in due course.